UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment of Material Contract

On November 8, 2016, Atento Luxco 1, S.A. (“Luxco”), a subsidiary of Atento S.A. (the “Company”), entered into Amendment Agreement No. 2 (the “Amendment”) to the Master Services Agreement by and between Luxco (f/k/a BC Luxco 1, S.A.) and Telefonica, S.A. (“Telefonica”), dated December 11, 2012 (as amended, the “MSA”). The Amendment strengthens and extends the Company’s strategic relationship with Telefonica, its largest client.

The Amendment provides for the following: a reset of volume targets in Brazil and Spain, as well as a two-year extension of the MSA for those countries until December 31, 2023; revised invoicing and collection processes in all key markets; a guaranty that the Company will maintain at least our current share of Telefonica’s spending in all key contracts; and certain other amendments.

The above description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is filed herewith as Exhibit 99.1. Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

In connection with the entry into the Amendment, Atalaya Luxco 2, S.a.r.l. and Atalaya Luxco 3, S.a.r.l., each a subsidiary of the Company, and Taetel S.A.U. (“Taetel”), a subsidiary of Telfonica, entered into an agreement providing for the early termination of the Contingent Value Instruments (“CVIs”) issued to Taetel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: November 10, 2016	By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer

3